

January 14, 2013

Richard S. Foote
President and Chief Executive Officer
H2 Financial Management Inc.
999 18th Street, Suite 3000
Denver, Colorado 80202

> **Re:** **H2 Financial Management Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 18, 2012**
> **CIK No. 0001562214**

Dear Mr. Foote:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

2. Please revise to eliminate the detailed and quantified discussion of investor returns to a hypothetical Highbury investor. If you choose to retain such disclosure elsewhere in the filing, it should be balanced with a broader assessment of management's prior performance and it should include prominent disclosure cautioning potential investors against relying on Highbury as indicative of management's future performance.

3. Please revise to identify the "certain sponsors" and "certain of our sponsors," and state the approximate percentage of Class A Common Stock they would hold if they purchase the full amount of securities they have indicated they will purchase.

4. Additionally, we note disclosure that Mr. Cameron will vote his Class B Common Stock in proportion to the vote of the holders of the Class A Common Stock. In light of the Class B super-voting rights and ownership of the "certain sponsors," please revise to indicate the approximate percentage of non-affiliated, publicly-held shares, if any, that would be required to vote for a proposed transaction to ensure approval.

The Offering, page 6

5. We note the fourth full paragraph on page 20 regarding Mr. Cameron's majority voting control due to the Class B shares. Please revise the Summary and where appropriate to clarify if and how the agreement to vote shares in proportion to the Class A vote affects Mr. Cameron's Class B shares, which allow him to control management and affairs, "including determinations with respect to acquisitions."

Limited payment to insiders, page 10

6. Please revise to provide approximate quantified disclosure of "reasonable" out-of-pocket expenses by officers and directors. In this regard, please state whether or not there is a maximum. Please also revise the last paragraph on page 68.

Conversion rights if stockholder meeting held, page 13

7. We note the statement on page 14 regarding the ability to vote shares in a matter of hours and the belief that this "will be sufficient for the average investor." Please revise to address the minimum time periods required by Regulation 14A and 14D.

Risks, page 17

8. We note the "Risks" identified at the top of page 17. Consider revising to present the information in bullet point format briefly summarizing other significant risks, such as management's conflicts of interest, the fact that investors will not receive warrants as in

typical SPAC offerings, and the extent to which the dual-class structure could allow management to take action contrary to the interests of unaffiliated shareholders.

Risk Factors, page 19

Risks Associated with Our Business, page 19

9. Please consider including a risk factor indicating that you do not intend to pay dividends, so any gains on investment will need to come through appreciation of the value of the stock.

Our sponsors, officers and directors will control…., page 21

10. We note that open market purchases may occur to influence the vote. Please advise us of the means by which you anticipate conducting such purchases and identify the entities involved.

We may issue shares of our capital stock…., page 22

11. Please revise to reconcile the reference on page 3 that public shareholders will retain a controlling interest with the statement on page 22 that you could enter into a transaction that "would reduce the equity interest of our stockholders and may cause a change in control."

Our ability to successfully effect our initial business combination and to be successful thereafter will be entirely dependent upon the efforts of our key personnel,…., page 24

12. Please name your key personnel and the positions they hold with the company.

Nasdaq may delist our shares…., page 26

13. Please revise to disclose "those initial listing requirements" for which you believe you may not be in compliance.

The founders' shares and the sponsors' shares…., page 26

14. We note the statement that "personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business." Please revise to state, if true, that management's flexibility in identifying and selecting a prospective acquisition candidate along with management's financial interest in consummating an initial business transaction may lead management to enter into an acquisition agreement that is not in the best interest of the company's stockholders.

Dilution

Numerator, page 45, and Denominator, page 45

15. Tell us and disclose how you computed proceeds held in the trust account subject to conversion/tender in the amount of $145,512,591 and shares subject to conversion/tender of 13,858,342. In addition, reconcile proceeds held in the trust account subject to conversion/tender in the amount of $145,512,591 disclosed here to net proceeds held in trust account of $155,400,000 disclosed on use of proceeds, page 40. Revise your dilution and related disclosures as necessary.

Proposed Business, page 51

Competitive strengths, page 53

16. Please revise this disclosure to provide a presentation of your competitive weaknesses to balance out your discussion of your competitive strengths. For example, it appears you should address your financial resources relative to those of your potential competitors.

Fair Market Value of Target business, page 56

17. Please revise to state whether or not the fair market value could be substantially less than 80% of the amount placed in the trust upon consummation of the offering.

Conversion rights, page 59

18. Please revise the discussion of limitations on conversion rights to identify the authority you are using to restrict the rights of holders of 20% or more and to identify if this restriction is memorialized in your charter documents.

Amended and Restated Certificate of Incorporation, page 62

19. Please expand your disclosure to indicate the stockholder voting threshold that would be required to amend your certificate of incorporation otherwise than with respect to your pre-business combination activity and briefly summarize the provisions in your certificate of incorporation that may be amended only if approved by 65% of your stockholders. Provide risk factor disclosure as appropriate.

Release of funds, page 68

20. To clarify the difference between your offering and what is permitted under Rule 419, please revise to quantify the approximate amount that could be released for tax obligations, reasonable reimbursements and working capital requirements.

Management, page 69

21. Please revise to clarify the differences between your directors and the individuals on your advisory board. It is unclear what rights the advisory board members have, what fiduciary or contractual obligations they may owe and how they will carry out their roles.

Conflicts of Interest, page 73

22. We note the discussion of management's involvement with other financial entities and "other entities with which they are affiliated." We also note the table at the bottom of page 74. Please revise the table to include, in addition to Berkshire Capital, any entity with which a conflict of interest may or does exist with the registrant and indicate for each such entity the priority and preference such entity has relative to the registrant with respect to the performance of obligations and the presentation of business opportunities. As a non-exclusive example, we note Broad Hollow Partners. As you provide detailed disclosure of the business background and experience of the advisory board members, the table should also include similar disclosure regarding the entities and priorities associated with those members.

23. Your revised table and disclosure should clarify in unambiguous terms when conflicts exist. For example, with respect to Berkshire Capital you state that interests "may compete" and the individuals "may have a duty." It is unclear why these conflicts are described as potentially existing given the pre-existing fiduciary duties.

24. Please disclose the approximate number of hours per week each of the named executive officers will devote to your business. Please also describe the specific business activities in which your officers and directors are currently involved.

Certain Relationships and Related Party Transactions, page 80

25. Please disclose all material terms of the subscription agreements (Exhibits 10.7-10.9). For example, we do not see any reference in the disclosure to the 19.6%/80.4% allocation of any increase or decrease in the number of shares to be sold in the IPO between the Insider Subgroup and Insider Holders.

26. We note the provision in the subscription agreement that some founders and sponsors agree that "if the underwriters in the IPO determine that additional Sponsor Shares must be purchased in order to consummate the IPO based on market conditions at that time, and if the board of directors of the Corporation so agrees," those founders and sponsors will purchase a proportionate number of additional shares, provided such number of additional shares shall not exceed a certain amount without consent of such founders and sponsors. With a view to clarifying disclosure, please advise us if and how the offering would go forward assuming (1) the board of directors does not agree with the underwriter, (2) the sponsors who are on the board of directors do not agree with the

underwriter, and (3) the founders and sponsors fail to purchase the additional securities. Please also advise us if the additional shares to be purchased would be sold in the offering.

27. Please advise us if the additional shares that sponsors may be required to purchase, up to a maximum of 177,600 as disclosed in the prospectus on page 41 and elsewhere, are covered in the subscription agreement. Where the prospectus discusses the commitment by all sponsors to purchase shares in a private placement, please revise to address the additional shares that the underwriter and board appear to be able to sell to a subset of the sponsors.

Underwriting, page 94

28. Please disclose any previous material investment banking and commercial dealings between the underwriters and the company or its affiliates.

Financial Statements

General

29. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Notes to Financial Statements

Note 1 – Organization, Plan of Operation and Going Concern Considerations, page F-7

30. Please revise to disclose your fiscal year end.

Exhibits and Financial Statement Schedules, page II-5

31. Please file the "indemnity" agreement referenced on page 15 and elsewhere.

Undertakings, page II-6

32. Please include the Item 512(a)(5)(ii) undertaking or advise us why you believe it is not applicable.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Blaise Rhodes, at (202) 551-3774, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536, with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Floyd I. Wittlin, Esq.